                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________               MASTER
CONSOLIDATED NATURAL GAS COMPANY             :          CERTIFICATE
Pittsburgh, Pennsylvania                     :               of
                                             :          NOTIFICATION
CNG COAL COMPANY                             :             NO. 5
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :         TRANSACTIONS
CNG RESEARCH COMPANY                         :         DURING PERIOD
CNG STORAGE SERVICE COMPANY                  :         _____________
CNG ENERGY SERVICES CORPORATION              :
CNG POWER COMPANY                            :         April 1, 1997
CNG TRANSMISSION CORPORATION                 :            through
CNG PRODUCTS AND SERVICES, INC.              :         June 30, 1997
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :
CONSOLIDATED NATURAL GAS SERVICE             :
  COMPANY, INC.                              :
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
VIRGINIA NATURAL GAS INC.                    :
THE EAST OHIO GAS COMPANY AS                 :
SUCCESSOR TO WEST OHIO GAS COMPANY           :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-8447,         :
          70-7845, 70-8621, 70-8631,         :
          70-8577, 70-7641, 70-8853          :

(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:



    This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making over twenty separate individual filings.

This Certificate is filed in accordance with Rule 24 under the Public Utility

Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master

Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.



    By Order dated March 28, 1996 (HCAR No. 26500, "New Financing Order") under

File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the

"Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company

("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001.

Part A contains reporting required by the New Financing Order.  Information on external and intrasystem financing of the Consolidated system appears here.



    Part B contains reporting required by other SEC orders in the captioned proceedings.  The information is subdivided by SEC file number.  Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e.,

income statements, balance sheets) are attached as exhibits to Part A and Part

B respectively, as appropriate.

                                    PART A

                      EXTERNAL FINANCING BY CONSOLIDATED:
File No. 8667:
_____________

1.  Sale of CNG Common Stock

    Consolidated sold no common stock during this period, except for sales associated with employee benefit plans.

        Price per share:           N/A
        Market Price per share
        as of date of Sales
        Agreement                  N/A

    Consolidated sold 166,295 shares of common stock for $8,843,259 pursuant to various employee and shareholder benefit plans during the quarter.
2.  Short Term Debt:  Sale of Commercial Paper, Back Up Lines of Credit.


(a). During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period, was $247,800,000 principal amount.

        Amount Outstanding - June 30, 1997 - $108,900,000


(b).    Borrowings under Commercial Paper Backup Lines of Credit.


        There were no borrowings or repayments during this period.


3.  Long Term Debt.


        Consolidated did not issue and sell any long term debt during this quarter.



                             INTRASYSTEM FINANCING

4.  (a).  Sales of Capital Stock to Parent by Subsidiaries.


                                                Per Share
                        Date        Shares        Value          Amount
                        _____       ______       _______       ________

    CNG Products and    4/29          16         $10,000       $160,000
    Services, Inc.      4/30           6         $10,000       $ 60,000
    ("CNG Products")    5/13          10         $10,000       $100,000

        The above transactions between CNG Energy Services Corporation and CNG

Products occurred under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNG Products is energy-

related, customer convenience type products and services.  The proceeds of the above described transactions will be used by CNG Products in such business.

The Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as  Exhibit A-1 and A-2, respectively.



   (b). No long-term debt transactions occurred during the period.





   (c).  Buy back of stock by subsidiaries.

          On May 15, CNG Producing Company repurchased 2,000 shares of its stock from the parent at par value $10,000.  Thus, $20,000,000 was paid to the parent.

                                    PART B
               RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:
________________
    By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as

amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR

No. 25040), May 13,1991 (HCAR  No. 25311), and April 8, 1994 (HCAR No. 26021),

the Securities and Exchange Commission permitted the Application-Declaration of

Consolidated Natural Gas Company ("Consolidated") and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money

Pool ("Money Pool").

    This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration and said orders:



    During the period, the following transactions occurred:



    Consolidated Natural Gas Company:

   Beginning                                           Ending
    Balance       Contributions     Withdrawals        Balance
_______________  _______________  _______________  _______________

 $274,135,000     $241,390,000      $365,625,000   $149,900,000

    Subsidiaries:

                        Beginning                                   Ending
Company                  Balance     Contributions  Withdrawals     Balance
_______                 _________    _____________  ___________     _______

The East Ohio Gas Co. $(203,000,000) $194,500,000  $ 80,000,000  ($88,500,000)
The Peoples Natural
  Gas Company           (62,670,000)   65,345,000    36,265,000   (33,590,000)
CNG Transmission Corp.   24,090,000    97,640,000    98,870,000    22,860,000
Hope Gas, Inc.          ( 2,880,000)   19,870,000    21,000,000     1,750,000
Consolidated System
    LNG Company          25,765,000     4,400,000     3,285,000    26,880,000
CNG Iroquois               (555,000)    2,400,000     1,180,000       665,000
CNG Producing Company    52,560,000    88,930,000   116,950,000    24,540,000
CNG Coal Company          2,955,000     2,630,000     2,610,000     2,975,000
CNG Pipeline Co.          1,065,000       240,000       190,000     1,115,000
CNG Energy Services     (90,870,000)  121,420,000   124,760,000   (94,210,000)
CNG Storage Services Co.  2,060,000       890,000       600,000     2,350,000
CNG Power Co.            10,930,000     6,420,000     4,680,000    12,670,000
CNG Power  - Cogen.          70,000             0             0        70,000
CNG Power  - Cogen. Dev. (1,200,000)            0             0    (1,200,000)
Lakewood 6680                     0             0             0             0
Lakewood 7909             9,605,000             0             0     9,605,000
Virginia Natural
  Gas Co., Inc.         (48,700,000)   31,900,000    22,000,000   (38,800,000)
CNG Research Company        295,000             0        45,000       250,000
Consolidated Natural Gas
  Service Company, Inc.     585,000    26,395,000    26,310,000       670,000



File No. 70-7641:
________________
    By orders dated January 9, 1991, February 28, 1991 and May 7, 1991 (HCAR

Nos. 25239, 25263 and 25308, respectively) ("Orders"), in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the

Application-Declaration of CNG Transmission Corporation ("Transmission") and

CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide, through June 30, 1993, up to $35,000,000 of financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI.  Transmission and CNGI were also authorized by the Orders to provide, through June 30, 1993, up to $35,000,000 in guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission

System, L. P. ("Iroquois"), respectively, at any one time.  The purpose of the financing was to provide funds to CNGI for use relating to its 9.4% general partnership interest in Iroquois, which was formed to construct and own an interstate natural gas pipeline extending from the Canadian border to Long

Island, New York.

    By order dated July 6, 1993 (HCAR No. 25845), the Commission extended the above-mentioned authorizations through June 30, 1996, up to an aggregate amount of $20 million.  In addition, the Commission pursuant to such Order authorized

CNGI and Transmission to obtain letters of credit and/or enter into reimbursement agreements on behalf of Iroquois and CNGI respectively.



    By order dated September 12, 1996 (HCAR No. 26571), the Commission authorized CNGI to increase its ownership in the Iroquois partnership from 9.4 to 16%, and extended certain authorizations through June 30, 2001.



    This Certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of,

and for the purposes represented by, the Application-Declaration and the

Orders.

    (1)  Transmission purchased no shares of common stock during the quarter.

        As of this date, CNGI has 2,394 shares of common stock outstanding.

   (2)  No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of this date.

    (3) CNGI's total investment is $34,092,814.

    (4) A distribution of $1,145,280 was received from Iroquois during this quarter (representing CNGI's share from the partnership distribution).

     On April 9, 1997, CNGI amended its existing letter of credit with the Bank of Montreal -- and Transmission amended its parent guarantee with the Bank of

Montreal -- to reflect the increased CNGI ownership interest (16%) in Iroquois.



File No. 70-7845:

________________

     By Order dated August 27, 1992, HCAR No. 25615, the Securities and

Exchange Commission permitted the Application-Declaration of Consolidated

Natural Gas Company ("Consolidated") and its subsidiary, CNG Power Company

("CNG Power") (known as CNG Energy Company prior to a name change effective

January 16, 1995), to become effective, thereby authorizing Consolidated to provide CNG Power up to $25,000,000 in financing through December 31, 1997, to be used by CNG Power to engage, through its NGV Division, in NGV activities (as defined in the Application-Declaration).  Such financing would be provided by the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.  Effective May 1,

1996, CNG Power became a wholly-owned subsidiary of CNG Energy Services

Corporation, a wholly-owned subsidiary of Consolidated, as authorized by Order dated April 22, 1996, HCAR No. 26509.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.  The

reporting for the quarterly period is as follows.

1.  Financial Statements of CNG Power and Its NGV Division.


          The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division,

respectively, are filed as Exhibits 7845A and 7845B.


2.  Revenues by LDC and Non-LDC States.


          The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):

                                   For the Period      Cumulative

                                   ______________     ____________

    LDC States                      $          0      $          0
    Non-LDC States                             0                 0
                                    ____________      ____________

        Total                       $          0      $          0
                                    ============      ============


3.  NGV Activities - Expenditures and Investments.

    (a) Joint Investments:


                                                                          Amount
Invested

___________________________________________________________
        Identity of                                     By CNG Power         By
Others        Total
        Investment Entity,
____________________      __________________
        Other Investors                               During             During             During
        and Percentages            Description         the                the                the
        of Participation          of Activities       Period Cumulative  Period Cumulative  Period  Cumulative
        __________________     ___________________    ______ __________  ______ __________  ______  __________

               None                   None            $    0  $      0   $    0  $      0   $    0   $      0



    (b) Third Party Financing


                                                                 Third Party
Financing

____________________________________________________
                                                         Amount
        Investment Entity in Which              ______________________
        CNG Power Has a Direct or                 During
        Indirect Ownership Interest             the Period  Cumulative Description of Terms
        ___________________________             __________  __________ ____________________

                   None                          $      0    $      0  N/A


    (c) Financing Obtained by CNG Power from Consolidated to Engage in NGV
Activities:


           Open Account Advances            Long-Term Loans
Common Stock
        __________________________     __________________________
__________________________
        For the Period  Cumulative     For the Period  Cumulative     For the
Period  Cumulative
        ______________  __________     ______________  ___________
______________          __________

        $            0  $    7,891     $               $              $               $
1


4.  State Utility Commission Activity.


        There have been no state utility commissions proceedings concerning NGV

Activities of CNG Power for the period.


5.  Description of CNG Power's NGV Activities for the Period.


        There have been no CNG Power NGV activities of any consequence during the period.

                                                       Exhibit 7845A



CNG Power Company
Balance Sheet
June 30, 1997 (Unaudited) (1)
(Thousands of Dollars)

                                             CNG Power         NGV
Assets                                        Company       Division
______                                      __________     __________

Property, plant & equipment
    Total Investment                             6,485            -
    Less accumulated depreciation                2,516            -
                                             _________      _________
         Net property, plant & equipment         3,969            0

Cash                                               691
-
Accounts Receivable                             23,672            -
Inventories                                         89            -
Investments                                     35,724            -
Deferred Charges                                     0            -
                                             _________    _________
     Total Assets                               64,145            0
                                             =========     =========

Stockholders Equity & Liabilities
_________________________________

Capitalization
    Common stock                                22,460            -
    Retained earnings                           11,547           (6)
                                             _________      _________
        Total common stockholders equity        34,007           (6)

Long-term notes payable to parent company      13,083            -
                                             _________      _________
        Total capitalization                    47,090           (6)

Total current liabilities                        2,777            6
Accumulated deferred income taxes               14,278            -


        Total stockholder's equity and
          liabilities                           64,145            0
                                             =========      =========


(1) This balance sheet has not been audited by the Company's independent auditors.

                                                              Exhibit 7845B

CNG Power Company
Income Statement
June 30, 1997 (Unaudited) (1)
(Thousands of Dollars)

                                             CNG Power         NGV
                                               Company       Division
                                             __________     __________

Total operating revenues                         7,070           -
Total operating expenses                         6,686
                                              _________     _______
    Operating income before taxes                  384           0

Total estimated income taxes                     1,075           --
                                              _________     _______
    Operating income                              (691)           0

Other income                                     2,867           -
Interest charges                                   593           -
                                              _________     _______

    Net income                                   1,583            0
                                              =========     =======





(1) This income statement has not been audited by the Company's independent auditors.

File No. 70-8447:

________________

     By Order dated October 21, 1994, HCAR No. 26148, the Securities and

Exchange Commission permitted the Application-Declaration of Consolidated

Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG

Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG

Power to invest in CNG Market Center Services, Inc. ("CNGMC").  (As of January

16, 1995, CNG Energy Company changed its name to CNG Power Company.)  Such financing would be provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.

     CNGMC -- a special purpose, wholly-owned subsidiary of CNG Power -- owns a

50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary).  The other 50% general partnership interest is owned by Sabine Hub Services Company, a wholly-owned subsidiary of Texaco,

Inc.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.  The

reporting required by the Order for the past semi-annual period is as follows:

     (i)  The balance sheet and income statement, as of the end of the reporting period and for such period, for CNGMC, are filed as Exhibits 8447A and 8447B.


    (ii)  Description of CNGMC Activities for the Period.

            The CNG/Sabine Center began operations on November 1, 1994.  The number of customers and volumes continue to increase.  The Center averaged about 800,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is about

        1,000,000 dekatherms.

            For this reporting period the Center's transactions consisted of about 30% transmission or wheeling, 5% loaning; 15% parking, and 50%

        intra-hub or title transfer services.

            As of the current date, the Center has 110 customers under contract.  While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

                                                         Exhibit 8447A

CNG Power Company
Balance Sheet
CNG Market Center Services, Inc.
June 30, 1997 (Unaudited) (1)

Assets                                         CNGMC
______                                       __________

Property, plant & equipment
    Total Investment                              --
    Less accumulated depreciation                 --
        Net property, plant & equipment           --

Cash                                           303,648
Accounts Receivable                             86,064
Inventories                                       --
Investments at Cost                            637,020
Deferred Charges                                  --
                                              ________
    Total Assets                             1,026,732
                                              ========


Stockholders Equity & Liabilities
_________________________________

Capitalization
    Common stock                              100,000
    Retained earnings                         422,023
                                             ________
        Total common stockholders equity      522,023

Long-term notes payable to parent company       --
                                             ________
        Total capitalization                  502,023

Total current liabilities                     498,708
Accumulated deferred income taxes               6,000
                                           __________
        Total stockholder's equity and
           liabilities                     $1,026,732
                                            =========

(1) This balance sheet has not been audited by the Company's independent auditors.

Exhibit 8447B

CNG Power Company
Income Statement
CNG Market Center Services, Inc.
June 30, 1997 (Unaudited) (1)

                                               CNGMC
                                             __________

Total operating revenues                          --
Total operating expenses                          (837)
                                             _________
    Operating income before taxes                  837

Total estimated income taxes                   105,000
                                             _________
    Operating income                          (104,163)

Other income                                   276,303
Interest charges                                     3
                                             _________

    Net income                                 172,137
                                             =========



(1) This income statement has not been audited by the Company's independent auditors.

File No. 70-8577:

________________

    By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-

captioned proceeding, the Securities and Exchange Commission authorized

Consolidated Natural Gas Company ("CNG") and CNG Energy Services Corporation

("Energy Services") to engage in the business of providing certain energy-

related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with

CNG.

    Energy Services formed a new special-purpose subsidiary  --  CNG Products

and Services  --   to engage in the new business.  (Originally "CNG Special

Products and Services, Inc.", the name was changed to CNG Products and

Services, Inc., effective November 20, 1995.)  The Customer Services are offered as a convenience to utility customers.

    This Certificate -- a quarterly report -- is filed in accordance with Rule

24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

    Revenues from Customers Services for this period are $2,253,893.  The only

Customers Services being offered at this time are the Service Line Maintenance

Program and Appliance Repair Plus Program.

File No. 70-8621:

________________

    By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and

Exchange Commission authorized CNG Energy Services Corporation ("Energy

Services")  --  a wholly-owned subsidiary of Consolidated Natural Gas Company

("CNG"), a registered holding company  --  to acquire ownership interests with nonaffiliates in projects that involve gas related activities.

    This Certificate  --  a semi-annual report  --  is filed in accordance with

Rule 24, as a notification that of the various transactions authorized by the

Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.

    Energy Services has the following investments in nonaffiliated entities:



     (1).  MAIN PASS GAS GATHERING SYSTEM


        As of June 30, 1997, Energy Services has invested $19,167,543. The original general partnership  --  Main Pass Gas Gathering Company,

     which constructed a new gas gathering pipeline system in the Main

     Pass area of the Gulf of Mexico -- was merged December 31, 1996, with another general partnership, Dauphin Island Gathering Partners, which operates a nearby system.  Energy Services' special-purpose subsidiary  --  CNG Main Pass Gas Gathering Corporation  --  is the

     "CNG partner" holding a 13.6 percent interest in the new partnership.

     Other partners are subsidiaries of PanEnergy Corporation, MCN

     Corporation, Coastal Corporation and Dauphin Island Gathering

     Company.

     (2).  MAIN PASS OIL GATHERING SYSTEM

        As of June 30, 1997, Energy Services has invested $14,844,571 in a

     general partnership  --  Main Pass Oil Gathering Company   --  which

     operates a new pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico.  Energy Services'

     special-purpose subsidiary  --  CNG Oil Gathering Corporation  --  is the "CNG Partner" in this partnership, holding a 33-1/3 percent interest in the partnership.  Other parties are subsidiaries of

     PanEnergy Corporation and Amoco.



    To date, no parent guarantees have been issued -- by CNG for the account of

Energy Services or by Energy Services for any of its subsidiaries -- for any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8853:

_________________

        By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power

Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.

        There has been no transaction activity initiated pursuant to the above-

referenced Order.

        Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG ENERGY SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.
                                    THE EAST OHIO GAS COMPANY AS SUCCESSOR
                                      TO WEST OHIO GAS COMPANY


                                    J. M. Hostetler
                                    Their Attorney

Dated this 22nd day
of August, 1997